Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES US$ 15,000,000 INTERNAL ROUND OF FINANCING
OF ITS SUBSIDIARY INSIGHTEC LTD.

Tel-Aviv, Israel, March 19, 2009, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“EI” or the “Company”) announced that it has signed an agreement for an internal round of financing in the aggregate amount of $15 million in InSightec Ltd. (“InSightec”), a subsidiary of the Company. An initial amount of $7.5 million will be invested by the Company upon the signature of the share purchase agreement and the performance of the closing transactions with respect to the said amount, and an additional amount of up to $7.5 million is expected to be invested within the next 12 months. InSightec’s other major existing securtiyholders (“other Securtiyholders”) have the right to participate in the additional investment and up to their pro rata share. In the event that the other Securityholders shall not exercise their right to participate in the additional installment of the investment amount, the same shall be invested in full by the Company.

The investment is in the form of Series B Preferred shares of InSightec, which are convertible into InSightec’s ordinary shares, subject to the fulfillment of certain conditions stipulated in the agreement. In addition, upon the closing of the transaction all the outstanding Series A Preferred shares of InSightec will be converted into Series B Preferred shares, all convertible notes of InSightec will convert into Series B Preferred shares and all contingent warrants granted by InSightec will be converted into ordinary shares.

Following the completion of the initial investment, the Company’s fully diluted ownership, directly and through its subsidiaries, in InSightec will be approximately 56.5%

InSightec reported that the proceeds of the investment would be applied to expand its research and development efforts, for marketing and sales activities and for general corporate purposes.

About ExAblate®
ExAblate is the first system to use the MR guided focused ultrasound technology that combines MRI – to visualize the body anatomy, plan the treatment and monitor treatment outcome in real time – and high intensity focused ultrasound to thermally ablate tumors inside the body non-invasively. MR thermometry, provided uniquely by the system, allows the physician to control and adjust the treatment in real time to ensure that the targeted tumor is fully treated and surrounding tissue is spared. The ExAblate system was approved by the U.S. Food and Drug Administration in 2004 as a treatment for symptomatic uterine fibroids. Over 4,500 women have been treated world wide to date. ExAblate® 2000 received the European CE Mark certification for pain palliation of bone metastases in June 2007.

About InSightec
InSightec Ltd. is a privately held company owned by Elbit Imaging, General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 160 employees and has invested more than $120 million in research, development, and clinical investigations. Its U.S. headquarters are located in Dallas, Texas.

For more information, please go to: http://www.insightec.com/

Elbit Imaging Ltd. 2 Weitzman Street, Tel Aviv 64239, Israel Tel: +972-3-608-6000 Fax: +972-3-608-6054

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women’s fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com